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VIA EDGAR	September 19, 2016

CONFIDENTIAL

Kevin W. Vaughn, Accounting Branch Chief

Lory Empie, Staff Accountant

Office of Financial Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Noah Holdings Limited
Form 20-F for Fiscal Year Ended December 31, 2015
Filed April 27, 2016
File No. 001-34936

Dear Messrs. Vaughn and Empie:

Noah Holdings Limited (the “Company”) thanks the staff of the Securities and Exchange Commission (the “Staff”) for its review of and comments on the Company’s annual report on Form 20-F filed on April 27, 2016 (the “2015 Annual Report”) contained in a letter dated August 22, 2016.

The Company confirms that it is responsible for the adequacy and accuracy of the disclosures in its filings. Furthermore, the Company (i) acknowledges that neither (a) the Staff’s comments nor (b) changes in disclosure in response to Staff comments foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings and (ii) further acknowledges that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DUBAI  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MENLO PARK  |  MILAN  |  NEW YORK

PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SAUDI ARABIA*  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

*	DR. SULTAN ALMASOUD & PARTNERS IN ASSOCIATION WITH SHEARMAN & STERLING LLP

The Company’s responses to the Staff’s comments are set forth below. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference, and the page numbers referenced by the Company’s responses relate to the marked version of the 2015 Annual Report. Capitalized terms not otherwise defined in this letter have the same meanings assigned to them in the 2015 Annual Report.

Form 20-F for the Fiscal Year Ended December 31, 2015

Consolidated Financial Statements, F-1

Note 10. Loans Receivable, Net, page F-31

1.	Please address the following regarding your allowance for loan losses::

•	Tell us and revise your future filings to explain why your allowance as a percent of loans dropped from 2.6% as of December 31, 2014 to 1% as of December 31, 2015. Identify the trends experienced in your credit quality indicators that supported this significant decrease.

The Company’s small loans business is provided by one of our subsidiaries to address short-term financing needs of high net worth members. Generally the periods of the loans last for no more than 1 year, and are considered to be a homogenous population of similar credit quality. Management’s estimate of the allowance for loan losses is principally based on our consideration of the historical performance of the loans the Company originated, specific credit quality indicators for individual loans, as necessary, and the prevailing economic conditions as indicated by loan allowance benchmarks published and periodically updated by regulatory bodies such as People’s Bank of China (“PBOC”) for financial institutions in the People’s Republic of China (“PRC”).

The difference between the actual provision ratio as of December 31, 2014 and 2015 was related to a specific reserve of RMB750,000 for an individual loan which was deemed necessary as of December 31, 2014. Such loan was subsequently fully repaid. No specific reserves for individual loans outstanding as of December 31, 2015 were deemed necessary. Other than the aforementioned loan, the Company has not experienced any defaults or need to make specific reserves with respect to any of its loans to date.

The balance of small loans as of December 31, 2015 was RMB 132,109,897, or 3.2% of the Company’s consolidated total assets. The Company does not consider the allowance for loan losses to be material in the context of the Company’s current consolidated financial statements. Although the Company’s small loan business is not expected to materially grow as a percentage of the Company’s consolidated total assets, the Company will continue to consider whether additional disclosures are warranted in the future.

•	Identify any changes to your allowance methodology or impairment analysis during the periods presented. If no changes were made, revise your future filings to confirm that fact.

The Company will revise future filings to confirm that there were no changes to the allowance methodology or impairment analysis during the periods presented, and to the extent that changes in the future, the Company will provide relevant disclosure.

•	Tell us and revise your future filings to clearly explain why you no longer have any specific reserves.

As explained in the first bullet, the small loans we provide are short-term in nature and of similar credit quality. The Company has not experienced any loan losses or defaults in the past and to date has only provided a specific reserve for the aforementioned loan, which was subsequently fully repaid in 2015. Therefore, no specific reserve was required in 2015. As such, specific reserves are expected to be rare, and will be made when and to the extent a credit event occurs with respect to an individual loan.

We propose to make the following changes to the accounting policy on allowance for loan losses in future Form 20-F filings (the revised portions are in italics and underlined):

“The allowance for loan losses is maintained at a level believed to be reasonable by management to absorb probable losses inherent in the portfolio as of each balance sheet date. Net changes in the allowance for loan losses are recorded as part of other operating expenses in the consolidated statement of operations. The allowance is based on factors such as the size and current risk characteristics of the individual loans and actual loss, delinquency, and/or risk rating experience of the loans. In addition, the Group also considers the loan allowance benchmarks periodically published by regulators for financial institutions in the PRC for loans with similar risks as a proxy for macroeconomic conditions that could have an impact on the performance of loans prospectively. Specific reserves are provided when and to the extent a credit event occurs with respect to an individual loan. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Loans are charged off when they are delinquent for more than 120 days. The Group evaluates its allowances for loan losses on a quarterly basis or more often as deemed necessary.

The Group has followed the same methodology for estimating the loan losses since inception. The provision rate for loans outstanding as of December 31, 2015 was 1%.”

~~In addition, the Company also calculates the provision amount in accordance with PRC regulation “The Guidance for Loan Losses” issued by People’s Bank of China (“PBOC”) and is applied to all financial institutes as below:~~

~~i) General Reserve – is based on total loan receivable balance and to be used to cover unidentified probable loan loss. The General Reserve is required to be no less than 1% of total loan receivable balance.~~

~~ii) Specific Reserve – is based on the level of loss of each loan after categorizing the loan according to their risk.~~

~~According to the so-called “Five-Tier Principle” set forth in the Provision Guidance, the loans are categorized as~~

~~“pass”, “special-mention”, “substandard”, “doubtful” or “loss”. Normally, the provision rate is 2% for “specialmention”, 25% for “substandard”, 50% for “doubtful” and 100% for “loss”.~~

~~iii) Special Reserve – is fund set aside covering losses due to risks related to a particular country, region, industry or type of loans. The reserve rate could be decided based on management estimate of loan collectability.~~

~~Due to the short term nature of the loans receivable and based on the Company’s past loan loss experience, the Company only includes General Reserve in the loan loss reserve.~~

~~To the extent the mandatory loan loss reserve rate as required by PBOC differs from management’s estimates, the management elects to use the higher rate.~~

•	We note your statement on page F-20 that “The General Reserve is required to be no less than 1% of total loan receivable balance.” You also disclose that “To the extent the mandatory loan loss reserve rate as required by PBOC differs from management’s estimates, the management elects to use the higher rate.” This statement appears to be inconsistent with U.S. GAAP and your disclosure elsewhere in your filing that your allowance represents “the Company’s best estimate of the amounts that will not be collected.” Please revise your future disclosure to address this apparent inconsistency.

As explained in the previous bullet, the Company’s accounting policy is to estimate allowance for loan losses collectively based on factors such as the size and current risk characteristics of the individual loans and actual loss, delinquency, and/or risk rating experience of the loans, as well as to consider the loan allowance benchmarks periodically published by regulators for financial institutions in the PRC for loans with similar risks. To avoid any confusion, the Company will remove the disclosure “The General Reserve is required to be no less than 1% of total loan receivable balance.” and “To the extent the mandatory loan loss reserve rate as required by PBOC differs from management’s estimates, the management elects to use the higher rate.” and revise the disclosure regarding this accounting policy in our future filings.

•	Given that your allowance is now at 1% of total loans, please quantify for us the difference between your U.S. GAAP general allowance estimate for loan losses and your general reserve regulatory allowance for loan losses determined pursuant to the PBOC requirement. As part of your response, please clarify how this difference is reported for regulatory reporting purposes and your U.S. GAAP financial statements, as applicable.

Management has applied the same and consistent accounting policy to estimate the allowance for loan losses for both regulatory reporting and U.S. GAAP financial reporting purposes, which, among other factors, takes into consideration the loan allowance benchmarks provided by regulatory bodies for financial institutions for loans with similar risks. There is no difference between the amounts reported in PBOC regulatory reporting and the amounts used in U.S. GAAP financial statements.

•	In addition, revise your future disclosure to provide a description of how you validate your allowance for loan loss estimate. In this regard, discuss whether you back test your methodology for accuracy by comparing actual loan losses experienced to your estimate of loan losses for that same period. Also, discuss how you incorporate the results of your validation and back testing processes into your current allowance for loan loss methodology.

The Company respectfully advises the Staff that we have not experienced any loan losses in the past. The allowances for loan losses provided in the past two years are immaterial to the consolidated financial statements and are expected to remain so for the foreseeable future. Accordingly, we propose to add the following disclosure in future Form 20-F filings in substantially the same form set forth below:

“We performed a “back test” of the allowance for loan losses estimate by comparing the actual loan losses in 2015 to the estimated loan losses as of December 31, 2014. Other than one impaired loan as of December 31, 2014 that was fully repaid in 2015, no significant difference was identified. In case significant variance is identified through the back test, we will modify our estimate methodology to reflect expected loan losses.”

Note 11. Convertible Notes, page F-31

2.	We note your issuance of U.S. $80.0 million in convertible notes completed in February 2015 and related disclosure that “neither the conversion feature nor any other feature is required to be bifurcated and accounted for separately.” You also disclose that the conversion ratio is “subject to customary adjustments.” Please address the following:

•	Provide us with an analysis of your accounting determination that these instruments should be classified as liabilities and require no bifurcation or recognition of a beneficial conversion feature in a supplemental response, citing the applicable literature you considered in a step-by-step basis.

•	Identify the “customary adjustments” to which the conversion ratio are subject.

•	As part of your response, clearly tell us how you considered these adjustments and the impact of foreign currency as part of your determination whether the instrument is considered indexed to your own stock for purposes of ASC 815-40-15.

•	Explain how you determined whether the conversion feature met the criteria of a “beneficial conversion feature.”

The Company respectfully advises the Staff that the convertible notes (“Notes”) were issued at par with a maturity date of February 3, 2020. The Notes also contain embedded features which are analyzed below as to whether they are subject to bifurcation.

•	Conversion feature: The Notes are convertible, at the holders’ option, into the Company’s ADSs (if the portion to be converted is at least US$10 million or such lesser amount then held by the holder), at a conversion price of US$23.03 (RMB149.18 as of December 31, 2015) per ADS, representing an initial conversion rate of 43.4216 ADSs per US$1,000 principal amount of the Notes. The conversion feature requires physical settlement, with cash settlement on fractional shares. The conversion price is subject to adjustment upon occurrence of the following events (“customary adjustments”):

•	Share dividend or distribution on ordinary shares, share split or share combination

•	Issuance of any rights, options or warrants to all or substantially all shareholders at a price per share less than the average of the last reported sale prices of ordinary shares or the ADSs for the 10 consecutive trading day period ending on, and including, the trading day immediately preceding the date of announcement of such issuance

•	Distribution of shares of capital stock, evidences of indebtedness, other assets or property or rights, options or warrants to acquire capital stock or other securities, to all or substantially all holders of ordinary shares

•	Cash dividend or distribution to all or substantially all shareholders

•	A tender or exchange offer

•	Any recapitalization, reclassification or change of ordinary shares

•	Make-whole for fundamental changes, including liquidation or dissolution of the Company, the ADSs ceasing to be listed or quoted on any of the Eligible Markets or merger, consolidation of the Company, etc. (“Fundamental Change”).

•	Within 180 days after the issuance date: if the Company issues (i) any securities convertible into or exchangeable for ordinary shares or ADSs, or (ii) rights, options or warrants to subscribe for, purchase or otherwise acquire ordinary shares or ADSs, to unaffiliated third party investors with a conversion rate or a consideration per ordinary share less than the conversion rate in effect on the date and immediately prior to such issue (“Dilutive Issue Conversion Rate”), the conversion rate immediately prior to such issue shall be adjusted to the Dilutive Issue Conversion Rate (“Down-round Protection”). The Down-round Protection clause expired on August 3, 2015, without any adjustable events having occurred.

•	Holder’s put option: The holders have the right, at the holders’ option, to require the Company to repurchase for cash on February 3, 2018, or the maturity date, or upon a Fundamental Change or default, all of the Notes at a repurchase price that is equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest. Events of default include failure to pay principal or interest, breach of conversion obligation, suspension from trading or failure of ADSs to be listed, bankruptcy, etc.

(1)	Balance Sheet Classification of the Notes

The Notes are classified as a liability because they are legal form debt, with a contractual obligation to be paid on the maturity date of February 3, 2020. They have been appropriately recorded as a long-term liability on the Company’s consolidated balance sheet.

(2)	Conversion feature bifurcation analysis

In determining whether the conversion feature requires bifurcation, we consider if it has met all three criteria under ASC 815-15-25-1:

a.	The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract.

Met, the conversion feature is not clearly and closely related to the debt host.

b.	The contract (“the hybrid instrument”) that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.

Met, the convertible bond is not remeasured at fair value with changes in fair value reported in earnings.

c.	A separate instrument with the same terms as the embedded derivative instrument would, pursuant to Section 815-10-15, be a derivative instrument subject to the requirements of this Statement.

Not Met. The instrument has present only two of the three criteria under ASC 815-10-15-25 to be a derivative:

a.	It has (1) one or more underlyings and (2) one or more notional amounts (3) or payment provisions or both. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required.

Met. The conversion feature has an underlying, which is the price of an ADS and a notional amount, which is the number of ADSs required to be delivered pursuant to the conversion option.

b.	It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

Met. The fair value of the conversion feature is smaller, by more than a nominal amount, than would be required to purchase the ADSs.

c.	Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

Not met. The conversion feature does not possess the net settlement characteristics as per the ASC 815-10-15-99 analysis below.

ASC 815-10-15-99 provides guidance for determining if a contract can be settled net (emphasis added):

15-99 A contract fits the description in paragraph 815-10-15-83(c) if its settlement provisions meet criteria for any of the following:

a. Net settlement under contract terms

There are no contractual terms permitting net settlement.

b. Net settlement through a market mechanism

There is no market mechanism to facilitate net settlement of the contracts.

c. Net settlement by delivery of derivative instrument or asset readily convertible to cash.

The conversion option can only be settled in ADSs. The Notes were issued through a private placement and are unregistered. Neither the ADSs deliverable upon conversion nor the ordinary Shares represented thereby were registered. The Holders may only resell the Note, the ADSs or the ordinary shares pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and other applicable securities Laws and as such, are not considered readily convertible to cash.

Specifically, there are two alternatives the holders can apply to resell the ADSs, either through a shelf registration statement on Form F-3 or a resale under Rule 144. For the first option, the Company at the time did not have (and up until now still does not have) an existing shelf registration statement on file. The Form F-3 resale registration statement would need to include updated disclosures and current financial statements, the Company’s board approval, the audit firm’s consent and be subject to SEC review and clearance before the registration statement would be declared effective. It is estimated that the registration process would require approximately one month to complete once elected by the requisite Noteholders.

Furthermore, even once registered, there is no current active market that can rapidly absorb even the smallest quantity that could be converted from the Notes with consideration of the following guidance.

ASC 815-10-20 provides that:

Assets that are readily convertible to cash have both of the following:

a. interchangeable (fungible) units

b. Quoted prices available in an active market that can rapidly absorb the quantity held by the entity without significantly affecting its price.[emphasis added]

Also, ASC 815-10-55-105 and 106 state the following:

55-105    The bond may be converted in $1,000 increments and those increments, by themselves, may be sold rapidly without significantly affecting price, in which case the criteria discussed beginning in paragraph 815-10-15-119 would be met. However, if the holder simultaneously converted the entire bond, or a significant portion of the bond, the shares received could not be readily converted to cash without incurring a significant block discount.

55-106    From Investor A’s perspective, the conversion option should be accounted for as a compound embedded derivative in its entirety, separately from the debt host, because the conversion feature allows the holder to convert the convertible bond in 100,000 increments and the shares converted in each increment are readily convertible to cash under the criteria discussed beginning in paragraph 815-10-15-119. Investor A need not determine whether the entire bond, if converted, could be sold without affecting the price.

The holders of the Notes may only convert in the amount of US$10 million or more face value of the Notes, or the remaining amount then held by the holder. The Notes were issued to three investors, who hold US$ 50 million, US$ 25 million, and US$ 5 million, respectively. US$10 million face value of the Notes are convertible into approximately 434,216 ADSs based on the initial (and current) conversion price of US$ 23.03 per ADS, while the smallest holding of US$ 5 million is convertible into approximately 217,391 ADSs. The Company has determined that, upon conversion, the resulting ADSs would likely not be able to be absorbed rapidly by the market without incurring a significant block discount, as the amount of ADSs converted at one time would be significantly more than 10% of the average daily trading volume of the Company’s ADSs. The historical average daily transaction volume of the Company’s ADSs was approximately 567,000 shares per day during the one-month period prior to the issuance. The average daily transaction volume for the period from February 3, 2015 through December 31, 2015 was around the same level (approximately 542,000 shares).

As such, the Company has concluded that the ADSs received upon conversion could not be readily converted to cash under the scenario of resale under a shelf registration statement on Form F-3.

For the second option to resell under Rule 144, there are a number of restrictions, including a requirement for a holding period of at least 180 days (including the holding period of the Notes). This effectively limits the transfer of the underlying ADSs within the first 180 days after the issuance date using this approach. And similar to the analysis above, even if the Notes are converted close to the lapse of 180 days, there isn’t an active market for the transaction of Company’s ADSs under Rule 144 that could absorb the volume of ADSs based on the smallest incremental conversion. Therefore, the Company does not believe the conversion feature meets the readily convertible to cash criterion under this scenario as well.

Based on the above analysis, the conversion option does not meet the net settlement criterion, and would not be a derivative if it was a separate instrument. Therefore, the conversion feature does not meet all the requirements under ASC 815-15-25-1 to be bifurcated from the host.

According to ASC 815-40-15-5, the guidance in ASC 815-40 only applies to freestanding financial instruments and embedded features that possesses all of the characteristics of a derivative. Since the conversion option is neither a freestanding financial instrument nor an embedded feature that possess all of the characteristics of a derivative as concluded above, ASC 814-40 is not applicable.

(3)	Holders’ put option bifurcation analysis

The put options which include (1) holder’s put right on February 3, 2018, (2) holder’s put on Fundamental Change and (3) holder’s put in the event of default are each deemed clearly and closely related to the debt host based on the four-step analysis under ASC 815-15-25-42, and do not meet all three criteria in ASC 815-15-25-1 cited above and therefore do not need to be bifurcated from the Notes. The Company’s analysis is as follows:

ASC815-15-25-42

The following four-step decision sequence shall be followed in determining whether call (put) options that can accelerate the settlement of debt instruments shall be considered to be clearly and closely related to the debt host contract:

Step 1: Is the amount paid upon settlement (also referred to as the payoff) adjusted based on changes in an index (rather than simply being the repayment of principal at par, together with any unpaid accrued interest)? If yes, continue to Step 2. If no, continue to Step 3.

No, the settlement amount is always at principal plus accrued interest in all scenarios. Accordingly, the analysis continues to step 3.

Step 2:     N/A

Step 3: Does the debt involve a substantial premium or discount? If yes, continue to Step 4. If no, in accordance with paragraphs 815-15-25-40 through 25-41, further analysis of the contract under paragraph 815-15-25-26 is required to determine whether the call (put) option is clearly and closely related to the debt host contract if paragraph 815-15-25-26 is applicable.

No. The Notes are issued at par and are puttable at par plus accrued unpaid interest and therefore does not involve a substantial premium or discount. In the case of the put for “Fundamental Change” and in the event of default, there is a secondary underlying, and therefore 815-15-25-26 is not applicable as ASC 815-15-25-26 is only applicable when the underlying is an interest or interest index.

The holder’s put right on February 3, 2018 is subject to ASC 815-15-25-26 analysis below.

Because the embedded put option cannot be exercised such that the investor would not recover substantially all of its initial recorded investment and the put option cannot be exercised such that the investor can at least double the investor’s return, neither of the two criteria under 815-15-25-26 is met. As such, the put feature on February 3, 2018 is considered to be clearly and closely related to the debt host.

Step 4:     N/A

As a result, the holder’s put options on February 3, 2018 or upon a Fundamental Change or default is not required to be bifurcated since they are clearly and closely related to the debt host contract and therefore do not meet all of the criteria for bifurcation in ASC 815-15-25-1.

(4)	Beneficial conversion feature analysis

A beneficial conversion feature (“BCF”) is defined by ASC 470 as a (1) nondetachable conversion feature that is (2) in-the-money at the (3) commitment date. The conversion feature to the Notes is nondetachable because the Notes must be surrendered in order to exercise the conversion option. The Company determined that the commitment date is the date of issuance of the Notes. According to ASC 470-20-30-3 through 6, a beneficial conversion feature is measured at its intrinsic value, which is determined to be the difference between the effective conversion price on the commitment date and the fair value of the ordinary shares the instrument is convertible into. The conversion feature would be “in the money” if the fair value of the underlying ordinary shares is higher than the effective conversion price. The Notes were not issued with any other instrument which yields proceeds allocation, and therefore the effective conversion price on the commitment date (i.e., the issuance date of the Notes) was equal to the stated conversion price within the contract, i.e., $23.03 per ADS. The fair value of a corresponding ADS was less than $23.03 on the commitment date. As the effective conversion price is greater than the fair value of underlying ADS, there was no beneficial conversion feature to be recognized.

In addition, the Company notes an adjustment to conversion price made pursuant to a Down-round Protection provision may result in a contingent BCF. ASC 470-20-35-1 through 3 requires a contingent BCF to be recognized in earnings for the excess of the adjusted effective conversion price over the fair value of the common stock on the commitment date, when the contingency is resolved (i.e., when an adjustment to conversion price is made upon the occurrence of a contingent event). There has been no subsequent adjustment to the conversion price, and therefore no contingent BCF has been recognized.

*      *      *

If you have any questions regarding this submission, please contact me at +1-650-838-3753 or aseem@shearman.com or contact Shang Chuang, the Chief Financial Officer of the Company, at shang.chuang@noahwm.com.

Very truly yours,

/s/ Alan Seem
Alan Seem

Enclosures

cc:	Jingbo Wang, Co-founder, Chairman and Chief Executive Officer, Noah HoldingsLimited

Alan Seem, Shearman & Sterling LLP

Neo Lin, Deloitte Touche Tohmatsu Certified Public Accountants LLP